EXHIBIT 77C

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

(1) A special meeting of shareholders of the Fund was held on February 21, 2002, to consider approval of the following:

     * an amendment to the Registrant's Trust Instrument to remove the upper limit on the number of trustees that the Registrant's Board of Trustees may set (For: 1,702,286, Against: 126,831).

(2) A special meeting of shareholders of the Fund was held on May 9, 2002, to consider approval of a Plan and Agreement of Reorganization, under the terms of which the Fund was reorganized into the ING Global Technology Fund, a series of the Registrant (For: 4,470,729; Against: 103,440).